SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CRAFT BREW ALLIANCE, INC.

(Name of the Issuer)

Craft Brew Alliance, Inc.

Barrel Subsidiary, Inc.

Anheuser-Busch Companies, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

757473103

(CUSIP Number of Class of Securities)

Craft Brew Alliance, Inc. 929 North Russell Street Portland, OR 97227-1733 Phone: (503) 331-7270 Attn: Marcus Reed	Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118 Phone: (314) 577-2000 Attn: Thomas Larson

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000 Attn: Mark Gordon	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000 Attn: Frank J. Aquila & George J. Sampas

This statement is filed in connection with (check the appropriate box):

a. ☒                     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐                       The filing of a registration statement under the Securities Act of 1933.

c. ☐                        A tender offer.

d. ☐                       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Aggregate merger consideration*	$328,162,195.52	Amount of filing fee**	$42,595.45

*

The aggregate merger consideration was calculated as the sum of (a) 19,494,150 shares of common stock multiplied by the merger consideration of $16.50 per share, (b) 264,798 shares of CBA common stock underlying outstanding stock options multiplied by the per share merger consideration of $16.50 per share less the $9.76 weighted average exercise price of the outstanding stock options, and (c) 286,302 shares of CBA common stock underlying outstanding restricted stock units, assuming settlement of outstanding performance-based performance restricted stock units based on maximum performance, multiplied by the merger consideration of $16.50 per share.

**	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001298 by the aggregate merger consideration.
☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$42,595.45	Filing Party:	Craft Brew Alliance, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	December 20, 2019

Introduction

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as originally filed on December 20, 2019 and subsequently amended on January 3, 2020 and January 21, 2020, and together with all exhibits thereto, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (i) Craft Brew Alliance, Inc. (“CBA”); (ii) Anheuser-Busch Companies, LLC, a Delaware limited liability company (“Parent”), and (iii) Barrel Subsidiary, Inc. (“Merger Sub”), a Washington corporation (each of (i) through (iii) a “Filing Person,” and collectively, “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 11, 2019 (as it may be amended from time to time, the “merger agreement”), by and among CBA, Parent and Merger Sub.  On February 26, 2020, at a special meeting of stockholders, CBA’s stockholders voted to approve, among other things, a proposal to adopt the merger agreement.  If the other conditions under the merger agreement are either satisfied or waived, Merger Sub will be merged with and into CBA, the separate corporate existence of Merger Sub will cease and CBA will continue its corporate existence under Washington law as the surviving corporation in the merger (which we refer to as the “merger”).  Upon completion of the merger, each share of CBA’s common stock, par value $0.005 per share (which we refer to as a “share,” or collectively, the “shares”) (other than (i) shares of CBA common stock owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and shares of CBA common stock owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) shares of CBA common stock that are owned by shareholders of the Company (other than Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent) who do not vote in favor of the merger agreement (or consent thereto in writing) and who exercise dissenters’ rights when and in the manner required under Chapter 23B.13 of the Washington Business Corporation Act) will be converted into the right to receive $16.50 per share in cash, without interest.  Following the completion of the merger, the shares of CBA common stock will no longer be publicly traded, and holders of such shares of CBA common stock that have been converted will cease to have any ownership interest in CBA.

On January 21, 2020, CBA filed with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act.  The Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the merger agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.  Terms used, but not defined in this Transaction Statement, have the meanings assigned to them in the Proxy Statement.

The special committee of the board of directors of CBA, consisting solely of independent directors of CBA who are neither affiliated with nor appointed by Parent or its affiliates, evaluated the merger in consultation with CBA’s management and legal and financial advisors and unanimously (a) determined that the terms of the merger agreement and the transactions contemplated by it, including the merger, were fair to, and in the best interests of, CBA and the holders of shares of CBA common stock (other than Parent, Merger Sub and their affiliates), (b) determined that it was advisable and in the best interests of CBA and the holders of shares of CBA common stock (other than Parent, Merger Sub and their affiliates) to enter into the merger agreement, and (c) recommended that the board of directors of CBA approve and authorize the merger agreement and the merger.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that CBA is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 6.                           Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(c) Plans.  Item 6(c) is hereby amended and supplemented by adding the following at the end thereof:

On June 10, 2020, in connection with, and conditioned upon the completion of, the merger, CBA, Kona Brewery LLC, a Hawaii limited liability company (“Kona”), and PV Brewing Partners, LLC, a Delaware limited liability company (“Buyer”), entered into a Membership Interest Purchase Agreement (the “purchase agreement”), pursuant to which, among other things, Buyer agreed to purchase from CBA 100% of the outstanding membership interests of Kona (the “Kona equity interests”).

Subject to the terms and conditions set forth in the purchase agreement, at the closing (the “Kona closing”) of the transactions contemplated by the purchase agreement (the “Kona transaction”), CBA has agreed to sell to Buyer the Kona equity interests for an aggregate purchase price of $16 million in cash, of which $5 million will be payable at the Kona closing and the remaining $11 million to be paid by Buyer upon CBA’s achievement of certain construction and production milestones with respect to the New Brewery (as defined in the purchase agreement), with an option for Buyer to defer up to $6 million of such payment for a year following the Kona closing, subject to the terms and conditions set forth in the purchase agreement.  Any deferred amounts will be subject to interest.  Buyer expects to fund the purchase price with a combination of debt and equity financing.

In connection with the purchase agreement, following the Kona closing, CBA, or an affiliate of CBA, will enter into certain ancillary agreements with Buyer or Kona, including (a) a transition services agreement under which Buyer will receive certain transitional services, (b) an intellectual property license agreement providing for certain licensing arrangements regarding certain Kona-related intellectual property related to the “Kona” brand, (c) a brewing and packaging agreement under which CBA and certain of its affiliates will brew, bottle and package certain Kona-branded beer products for Buyer on a transitional basis and (d) a distribution agreement under which Anheuser-Busch Sales of Hawaii, Inc., a Delaware corporation and an affiliate of Parent, will provide certain sales, promotion and distribution services to Buyer in the State of Hawaii.

The purchase agreement contains certain customary representations, warranties and covenants of CBA regarding Kona, including a covenant to operate Kona in the ordinary course of business consistent with past practice.  The purchase agreement also contains certain customary representations, warranties and covenants of both CBA and Buyer relating to the Kona transaction.  Closing of the Kona transaction is conditioned upon, and will not occur in the absence of, completion of the merger.  The Kona closing will take place upon the later of (a) August 3, 2020 or (b) immediately following, or on the business day of, the closing of the merger or such later date as required by the Department of Justice (the “DOJ”), in each case, following the satisfaction or waiver of all of the closing conditions to the Kona transaction (other than conditions that by their nature are to be satisfied at the Kona closing, but subject to the fulfillment or waiver of those conditions at such time).  The purchase agreement provides for certain termination rights, including the right of either party to terminate the purchase agreement if CBA is notified by the DOJ that (i) Buyer is not an acceptable purchaser of Kona, (ii) the purchase agreement is not an acceptable manner of divesting Kona (provided, however, in the case of (ii), only after the Parties have reasonably sought to modify the purchase agreement to satisfy DOJ staff, consistent with their obligations under the purchase agreement) or (iii) a divestiture is not an acceptable remedy in order to obtain regulatory clearance of the merger.

The foregoing description of the purchase agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the purchase agreement, a copy of which is filed as Exhibit 2.1 to CBA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2020.  The purchase agreement has been filed to provide investors with information regarding its terms.  It is not intended to provide any other factual information about CBA or Kona.  In particular, the assertions embodied in the representations and warranties contained in the purchase agreement are qualified by information in confidential disclosure schedules provided by CBA in connection with the signing of the purchase agreement.  These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the purchase agreement.  Moreover, certain representations and warranties in the purchase agreement were used for the purpose of allocating risk between CBA and Buyer rather than establishing matters as facts.  Accordingly, the representations and warranties in the purchase agreement should not be relied upon as characterizations of the actual state of facts about CBA or Kona.

Item 16.                         Exhibits

Regulation M-A Item 1016

(a)(1)* Definitive Proxy Statement of Craft Brew Alliance, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed with the SEC on January 21, 2020).

(a)(2)* Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)* Letter to Craft Brew Alliance, Inc. Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4)* Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5)* Press Release, dated November 11, 2019 (filed as Exhibit 99.1 to Craft Brew Alliance, Inc.’s Current Report on Form 8-K, filed November 12, 2019 and incorporated herein by reference).

(a)(6)* Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 6, 2019 (incorporated herein by reference).

(a)(7)* Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed on May 8, 2019 (incorporated herein by reference).

(a)(8)* Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2019 filed on August 7, 2019 (incorporated herein by reference).

(a)(9)* Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed on November 12, 2019 (incorporated herein by reference).

(a)(10)* Craft Brew Alliance, Inc.’s Supplement to the Proxy Statement filed on January 22, 2020 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(11)* Craft Brew Alliance, Inc.’s Supplement to the Proxy Statement filed on February 6, 2020 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(12)* Email to Employees of Craft Brew Alliance, Inc., dated February 14, 2020 filed on February 18, 2020 pursuant to Rule 14a-12  (incorporated herein by reference).

(a)(13)* Craft Brew Alliance, Inc.’s Supplement to the Proxy Statement filed on February 18, 2020 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(14) Press Release, dated June 10, 2020 (incorporated herein by reference to Craft Brew Alliance, Inc.’s Current Report on Form 8-K filed concurrently with the SEC).

(b) None.

(c)(1)* Preliminary Draft of Discussion Materials of Goldman Sachs & Co. LLC, dated October 29, 2019, and Discussion Materials of Goldman Sachs & Co. LLC, dated November 11, 2019.

(c)(2)* Draft Select Public Information Discussion Materials of Lazard Fréres & Co. LLC, dated October 22, 2019, and Draft Select Public Information Discussion Materials of Lazard Fréres & Co. LLC, dated November 4, 2019.

(c)(3)* Opinion of Goldman Sachs & Co. LLC, dated November 11, 2019 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1)* Agreement and Plan of Merger, dated as of November 11, 2019, by and among Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc., and Craft Brew Alliance, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)* Amended and Restated Exchange and Recapitalization Agreement, dated May 1, 2011, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibits 10.22 and 10.23 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(3)* Amended and Restated Master Distributor Agreement, dated May 1, 2011, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibits 10.24, 10.25, 10.26 and 10.27 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(4)* Contract Brewing Agreement, dated August 23, 2016, by and between Craft Brew Alliance, Inc. and A-B Commercial Strategies, LLC (incorporated herein by reference to Exhibit 10.28 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(5)* Contract Brewing Agreement, dated January 30, 2018, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch Companies, LLC (incorporated herein by reference to Exhibit 10.29 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(6)* International Distribution Agreement, dated August 23, 2016, by and between Craft Brew Alliance, Inc. and Anheuser-Busch Worldwide Investments, LLC (incorporated herein by reference to Exhibit 10.30 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(7)* Registration Rights Agreement, dated July 1, 2004, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibit10.31 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(e) None.

(f)* Chapter 23B.13 of the Washington Business Corporation Act (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

(h) None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 10, 2020.

CRAFT BREW ALLIANCE, INC.

By:	/s/ Andrew J. Thomas
Name: Andrew J. Thomas
Title: Chief Executive Officer

ANHEUSER-BUSCH COMPANIES, LLC

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary

BARREL SUBSIDIARY, INC.

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary